Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

June 3, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10121
UBS CIO Preferred Top Picks Series
(the “Trust”)
CIK No. 1915896 File No. 333-264532

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Front Cover

1.The Staff notes that the name of the Trust could be read to indicate that the securities in the Trust are the CIO’s preferred top picks. Please revise the name of the Trust for clarity, for example, by using the term “preferred securities” rather than solely “preferred” and/or re-rearranging the name (e.g., “UBS CIO Top Picks Series: Preferred Securities”).

Response:The name of the Trust has been changed to “UBS CIO Preferred Securities Top Picks Series.”

Portfolio

2.The Staff notes the disclosure states, “The Trust is concentrated (i.e., invests more than 25% of Trust assets) in stocks of companies within the financials sector.” Please revise “stocks” to “securities”.

Response:The disclosure will be revised in accordance with the Staff’s comment.

3.The disclosure states: “The Trust is a unit investment trust that invests in a portfolio of preferred securities selected from the UBS CIO Preferred Top Picks list…”

(a)	The Staff notes that elsewhere the disclosure states that the Trust invests in preferred stocks and trust preferred securities. Please be consistent and use the same terms unless intending to refer to a different type of security.

(b)	Please also disclose what trust preferred securities consists of and whether they are included in the 80% policy.

(c)	Please consider including a definition of preferred securities.

Response:Please refer to the Trust’s responses below.

(a)	In accordance with the Staff’s comment, the front cover of the prospectus will be revised to state:

“The Trust invests in a diversified portfolio of preferred stocks and trust preferred securities (“Preferred Securities” or “Securities”).”

The relevant corresponding disclosure will be revised throughout the prospectus to use the defined term “Preferred Securities”.

(b)	The disclosure will be revised to use the defined term in accordance with the Staff’s comment to state: “Under normal circumstances, the Trust will invest at least 80% of its assets in Preferred Securities.”

(c)	The disclosure will be revised in accordance with the Staff’s comment to include a definition of preferred stocks and a definition of trust preferred securities.

4.Please specify how many securities are included in the UBS CIO Preferred Top Picks list.

Response:The Trust notes that the UBS CIO Preferred Top Picks List does not have a set criteria regarding how many companies are included on the list. The disclosure will be revised to note that there is no cap on the number of companies included.

5.The Staff notes the disclosure states, “UBS CIO analysts review preferred securities issuers’ credit risk (including the risk of a near- to intermediate-term dividend deferral), based on market sentiment and potential ratings actions to determine the UBS CIO Issuer Credit Risk Rating of Low, Medium or High.” Are the potential ratings determined by third-party rating agencies? Also, explain how this correlates to the actual ratings issued by credit rating agencies such as S&P and Moody’s. It is unclear to the Staff what ratings are being referenced.

Response:In accordance with the Staff’s comment, the disclosure will be revised as follows:

“UBS CIO analysts review preferred securities issuers’ credit risk (including the risk of a near- to intermediate-term dividend deferral), based on market sentiment and a potential downgrade or upgrade in credit rating by a nationally recognized statistical ratings organization (“NRSRO”) to determine the UBS CIO Issuer Credit Risk Rating of Low, Medium or High.”

6.The Staff notes the disclosure states, “The UBS CIO analysts also assess preferred securities issuers’ outlook over the succeeding 12 months to determine the UBS CIO Issuer Credit Outlook of Improving, Stable or Deteriorating.” What is the outlook based on?

Response:In accordance with the Staff’s comment, the disclosure will be revised as follows:

“The UBS CIO analysts also assess preferred securities issuers’ credit outlook over the succeeding 12 months based on expected trends in an issuer’s credit profile and operating fundamentals to determine the UBS CIO Issuer Credit Outlook of Improving, Stable or Deteriorating.”

7.The Staff notes the disclosure states, “UBS CIO analysts select individual preferred securities that offer attractive value relative to the security’s investment features and risks, including credit risk, extension risk, coupon structure, call features, spread duration, rate duration and degree of subordination.” Please explain the following terms in plain English: spread duration, rate duration, and the degree of subordination.”

Response:In accordance with the Staff’s comment, the disclosure will be revised as follows:

“UBS CIO analysts select individual preferred securities that offer attractive value relative to the security’s investment features and risks, including credit risk, extension risk, coupon structure, call features, the degree of price sensitivity to changes in credit spreads and to changes in interest rates and how a security ranks in priority against other securities in the company’s capital structure.”

8.The Staff notes that the “Extension Risk Assessment” section seems circular. The Staff notes that extension risk is an input in the valuation assessment and then extension risk assessment is evaluated in part on the valuation assessments. Please revise to be more precise as to how extension risk factors into the overall analysis.

Response: The Trust notes that the UBS CIO analysts perform credit quality, valuation and extension risk assessments in order to select securities for the UBS CIO Preferred Top Picks list. While extension risk is one component considered in the overall valuation assessment performed by the analysts, a separate assessment of extension risk is also performed. The disclosure will be revised to reflect this.

9.The Staff notes the disclosure states, “The Sponsor selects the final portfolio based on the May 2022 UBS CIO Preferred Top Picks list. The final securities selected for the Trust’s portfolio must trade on a U.S. stock exchange and have adequate liquidity for investment. To ensure adequate liquidity, the Sponsor will select those securities that have enough daily liquidity to adequately support the buying and selling of the anticipated number of shares on any given day to meet the Trust’s purchases and/or redemption requirements.” Are these the two only two criteria that the Sponsor uses to eliminate a security from USB’s Top Pick’s list? Please revise to make that clear given the last sentence of the next paragraph states that the Sponsor may not select every security on the UBS CIO Top Preferred Top Picks list.

Response:The Trust confirms that the criteria currently disclosed is the only criteria used by the Sponsor to select the final portfolio for the Trust. In accordance with the Staff’s comment, the disclosure will be revised as follows:

“The Sponsor selects the final portfolio based on the May 2022 UBS CIO Preferred Top Picks list, however not every security on the list may be selected for inclusion in the Trust’s portfolio. The final securities selected for the portfolio must trade on a U.S. stock exchange and have adequate liquidity for investment. To ensure adequate liquidity, the Sponsor will select those securities that have enough daily liquidity to adequately support the buying and selling of the anticipated number of shares on any given day to meet the Trust’s purchases and/or redemption requirements.”

10.The Staff notes the disclosure states, “In addition to the investments described above, the Trust invests in: high-yield securities, REITs, foreign securities and companies with various market capitalizations.” Please clarify whether these investments are a subset of the Securities included within the UBS Preferred Top Picks research report. Otherwise, please reconcile with the disclosure above that the Sponsor selects the final portfolio based on the May 2022 UBS CIO Preferred Top Picks list. The Staff notes that it is a little confusing whether these are really in addition to the above investments or whether the above investments have these characteristics as well. Please revise the disclosure to be more clear.

Response:The Trust respectfully declines to revise the disclosure under the “Additional Portfolio Contents” section. The Trust confirms that the Sponsor does select the final portfolio based on the UBS CIO Preferred Top Picks list; however, certain of the preferred and trust preferred securities may be issued by REITs or foreign issuers, and by companies that are large capitalization companies or small/mid-capitalization companies, all of which present varying risks for investment. Therefore, the Trust believes the disclosure is adequate for investor comprehension.

11.Please explain REIT investments given earlier disclosure suggest that only preferred securities (and trust preferred) are on the list. Are the trust preferred issued by REITs? Please clarify.

Response:The Trust respectfully declines to revise the disclosure. The Trust notes that certain of the preferred and trust preferred securities held by the Trust may be issued by REITs. The Trust further notes that the “Schedule of Investments” and “Notes to Schedule of Investments” denote which preferred or trust preferred security is a security of a REIT.

12.The Staff notes that the “Additional Portfolio Contents” section states that the Trust invests in foreign securities. Please reconcile with the disclosure above that states “The final securities selected for the Trust’s portfolio must trade on a U.S. stock exchange and have adequate liquidity for investment.” Will the Trust also invest in ADRs? Please also reconcile with the statement in the Price Volatility risk, which states that the Trust invests in preferred stocks and trust preferred securities of U.S. and foreign companies.

Response:The Trust confirms that it will not invest in ADRs. All of the securities included in the Trust’s portfolio will be U.S. and/or foreign securities listed on a U.S. exchange.

Risk Factors

13.Please disclose any similar risks specific to trust preferred securities or revise disclosure to cover both.

Response:The Trust respectfully declines to add any additional disclosure. The Trust notes that the Risk Factors represent risks specific to both the preferred stocks and trust preferred securities. The Trust further notes that separate risks for preferred stocks and trust preferred securities are currently included in the prospectus.

14.Please update the “Market Risk” given current market conditions.

Response:The Trust confirms that the “Market Risk” has been revised to reflect current market conditions.

15.The Staff notes the second paragraph of the “Concentration Risk” states, “The Trust is concentrated in stocks of companies within the financials sector.” Please revise “stocks” to “securities”.

Response:The disclosure will be revised in accordance with the Staff’s comment.

16.Please consider adding the “Call Risk,” “Prepayment Risk” and “Extension Risk” to the Risk Factors.

Response:The Trust notes that the “Call Risk” and “Extension Risk” will be added to the Trust’s prospectus. The Trust declines to include the “Prepayment Risk” as it does not believe it is a principal risk to the Securities held by the Trust.

17.With respect to the percentage figures included in the Risk Factors for the “Preferred Stocks,” “Trust Preferred Securities,” and “High Yield Securities,” will these all add up to 100%? And if so, shouldn’t that info be disclosed in the strategy section, rather than the risk section?

Response:The Trust confirms that the percentages listed in the “Preferred Stocks” and “Trust Preferred Stocks” will add up to 100%. The Trust notes that not all of the preferred or trust preferred securities included in the portfolio will be high-yield securities. Further, the Trust believes the percentages disclosed in the risk factors are important for investor comprehension and notes that the percentage of the investments that are trust preferred and preferred are also disclosed in footnote (6) to the “Notes to the Schedule of Investments.”

18.Please confirm to the Staff that the reason no percentage figure is included for the REITs is because they are included in either the Preferred Stock or Trust Preferred Securities percentages. Further, which Securities are REITs?

Response:The Trust notes that the percentage of REITs included in the Trust’s portfolio will be disclosed in footnote (7) to the “Notes to the Schedule of Investments” and the REITs will be marked on the Schedule of Investments with the (7) footnote.

19.Please confirm to the Staff that the reason no percentage figure is included for the foreign securities is because they are included in either the Preferred Stock or Trust Preferred Securities percentages.

Response:The Trust notes that the percentage of foreign securities included in the Trust’s portfolio will be disclosed in footnote (5) to the “Notes to the Schedule of Investments” and the foreign securities will be marked on the Schedule of Investments with the dagger footnote.

20.Please consider whether Brexit risk should be disclosed.

Response: If the final portfolio for the Trust has significant exposure to European securities, the Trust confirms Brexit disclosure will be included.

General

21.Please confirm to the Staff whether First Trust created the Trust in order for UBS to sell exclusively to their customers. If this is the case, please add appropriate disclosure.

Also, does the licensing of certain trademarks include UBS being compensated for the use of its name by the Trust? If so, please specify the types of compensation paid by the Trust or Sponsor to UBS for use of its name and list.

Response:The Trust confirms that First Trust is creating the Trust for UBS, at UBS’s request, to exclusively sell to their customers. UBS will not be compensated for the use of its name by the Trust. In accordance with the Staff’s comment, the following disclosure will be added to the Trust’s prospectus:

“UBS Financial Services, Inc., or its affiliates, will receive compensation in the form of brokerage commissions for sales of commission based Units of the Trust, which may create an incentive for UBS Financial Services, Inc., or its affiliates, to sell Units of the Trust.”

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon